                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F ___X___       Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes _______        No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 9, 2001, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended August 31, 2001. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter.

EXFO REPORTS STRONG YEAR-END FINANCIAL RESULTS

-        SALES UP 104% TO US$146 MILLION
-        NET EARNINGS* UP 139% TO US$24.5 MILLION
-        NET EARNINGS PER SHARE* UP 77% TO $0.46

QUEBEC CITY, CANADA, October 9, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today strong financial results for the fiscal year ended August 31, 2001.

Sales increased 104% to US$146.0 million in fiscal 2001 from US$71.6 million in 2000. Net earnings* jumped 139% to US$24.5 million, or $0.46 per share, for fiscal 2001 from US$10.3 million, or $0.26 per share, for 2000.

In the fourth quarter of 2001, sales increased 53% to US$35.4 million from US$23.1 million for the same period in 2000. Net earnings* decreased 11% to US$3.2 million, or $0.06 per share, for the fourth quarter of 2001 from US$3.6 million, or $0.08 per share, for the same period in 2000.

Including amortization of intangible assets and goodwill related to acquisitions as well as non-recurring expenses, EXFO's net loss for fiscal 2001 was US$15.3 million, or $0.29 per share, including a net loss of US$14.2 million, or $0.25 per share, for the fourth quarter. In comparison, EXFO recorded net earnings of US$9.9 million, or 0.25 per share, for fiscal 2000.

EXFO's net loss in fiscal 2001 included US$31.1 million in amortization of goodwill, US$9.9 million in amortization of intangible assets and US$3.3 million in non-recurring expenses. The non-recurring expenses consisted of costs related to a reduction in workforce and provisions for unused facilities and assets.

"EXFO delivered outstanding financial results in fiscal 2001, considering the slowdown in the overall economy and the reduced capital spending in the telecommunications industry," said Germain Lamonde, Chairman, President and CEO of EXFO. "We view the more challenging business environment as an opportunity for us to distance ourselves from our competitors and gain market share.

"Looking forward, innovation should continue to drive growth for our company. Approximately 45% of EXFO's sales in fiscal 2001 originated from products that have been on the market for less than two years. This number is a clear indication that our market-driven product development process is thriving and, more importantly, we're anticipating customer needs."

BUSINESS HIGHLIGHTS
Fiscal 2001 marked the 16th consecutive year of growth at EXFO. The Company launched more than 20 new products in 2001, including the FTB-400 Universal Test System, a second-generation platform that can perform extensive optical tests for long-haul, metro and access networks.

Other key EXFO product launches in 2001 involved the FTB-5240B Optical Spectrum Analyzer, a leading-edge test module for installation and maintenance applications in DWDM long-haul, metro and access networks; the OWA-9500 Optical Waveguide Analyzer, which represents the industry's first and only commercial refractive index profiler for planar and arrayed waveguides; the FR-3000 NanoRobot Alignment System, which offers six-axis alignment and 0.1-nanometer resolution for automated optical component manufacturing; and Novacure(R) IR, which uses infrared spot-curing on conventional heat-cured adhesives.

"We continue to invest heavily in new technologies and product development," Mr. Lamonde said. "When the telecommunications industry picks up again, we will be well-positioned in the marketplace with an extensive, best-in-class product portfolio that meets our customers' needs."

Prior to the end of the fiscal year, EXFO announced it had reached an agreement to acquire Avantas Networks, a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

EXFO plans to provide customers with a fully integrated solution that combines its physical-layer and optical-layer testing technologies with Avantas' protocol-layer testing equipment inside the FTB-400 field-ready and IQ-200 manufacturing-plant test platforms.

"In early 2002, the long-awaited, field-testing platform, which can simultaneously perform physical-, optical- and protocol-layer testing, will become a reality inside our FTB-400 Universal Test System," Mr. Lamonde added. "It will enable field technicians to be far more efficient and cost-effective."

OPERATING EXPENSES
Selling and administrative expenses amounted to US$46.2 million, or 31.7% of sales, for fiscal 2001 compared to US$24.3 million, or 33.9% of sales, for 2000. In the fourth quarter of fiscal 2001, selling and administrative expenses were at US$12.1 million, or 34.1% of sales, compared to US$7.8 million, or 33.8% of sales, for the same period in 2000.

Gross research and development expenses totaled US$17.6 million, or 12.1% of sales, in fiscal 2001 compared to US$9.4 million, or 13.1% of sales, in fiscal 2000. In the fourth quarter of 2001, gross R&D expenses amounted to US$5.0 million, or 14.0% of sales, compared to US$2.4 million, or 10.5% of sales, for the same period in 2000.

BUSINESS OUTLOOK
As a result of conditions in the telecommunications industry and the effect of events on Sept. 11th, EXFO forecasted sales between US$24 and US$28 million for the first quarter of 2002. Earnings are expected to be in the range of a net loss* of $0.02 per share and net earnings* of $0.02 per share. The Company anticipates improvement in the second half of fiscal 2002 due to market acceptance of important new products, contributions from acquisitions including Avantas Networks, and expected gains in market share due to the enhanced positioning of EXFO's entire product line in the marketplace.

CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 4:45 p.m. (Eastern time) today to review its year-end and fourth-quarter results. To listen to the conference call and participate in the question period via telephone, dial 1 (212) 231-6047.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. A replay of the conference call can be accessed after 7 p.m. (Eastern time) today until midnight (Eastern time) on October 14, 2001. The replay number is 1 (416) 626-4100 and the password is 19660925. A Webcast of the conference call will also be available on EXFO's Web site at www.exfo.com, under the Investors section.


*EXCLUDING AMORTIZATION OF GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS AND NON-RECURRING EXPENSES.

ABOUT EXFO

EXFO, which derives its name from EXpertise in Fiber Optics, is a leading designer and manufacturer of fiber-optic test, measurement and automation solutions for the telecommunications industry. EXFO markets its products to more than 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides handheld and modular instruments primarily to telecommunications carriers. The Industrial and Scientific Division, Burleigh Instruments and EXFO Photonic Solutions (formerly EFOS) design an extensive line of high-performance instruments and automated manufacturing solutions for optical component and system vendors as well as for research and development labs.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.


                                      -30-


FOR MORE INFORMATION:

Mike Lamanna                                 Maryse Imbeault
Manager, Investor Relations                  Director, Communications
(418) 683-0211                               (418) 683-0211
michael.lamanna@exfo.com                     maryse.imbeault@exfo.com
------------------------                     ------------------------

                      EXFO Electro-Optical Engineering Inc.
                       INTERIM CONSOLIDATED BALANCE SHEETS

                          (in thousands of US dollars)



                                                 As at August 31,
                                            -------------------------
                                              2000             2001
                                            --------         --------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   $    729         $  7,729
Short-term investments                       162,659           66,861
Accounts receivable
     Trade                                    18,272           24,531
     Other                                     2,790            3,660
Income taxes receivable                          284                -
Inventories                                   18,868           44,345
Prepaid expenses                               1,023            1,265
Future income taxes                              995            1,423
                                            --------         --------
                                             205,620          149,814

PROPERTY, PLANT AND EQUIPMENT                  8,694           27,140

INTANGIBLE ASSETS AND GOODWILL                 2,320          264,242

FUTURE INCOME TAXES                            3,089            1,381
                                            --------         --------
                                            $219,723         $442,577
                                            ========         ========
LIABILITIES

CURRENT LIABILITIES
Bank advances                               $     10         $      -
Accounts payable and accrued liabilities      10,353           16,180
Income taxes payable                               -            2,623
Mandatorily redeemable preferred shares          543                -
Deferred revenue                                 395              616
Current portion of long-term debt                152              106
                                            --------         --------
                                              11,453           19,525

DEFERRED REVENUE                                 151                -

DEFERRED GRANTS                                1,109            1,002

LONG-TERM DEBT                                    16              664

FUTURE INCOME TAXES                                -            6,581
                                            --------         --------
                                              12,729           27,772
                                            --------         --------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                198,459          429,995

CONTRIBUTED SURPLUS                                -            1,457

CUMULATIVE TRANSLATION ADJUSTMENT              1,555           (8,333)

RETAINED EARNINGS (DEFICIT)                    6,980           (8,314)
                                            --------         --------
                                             206,994          414,805
                                            --------         --------
                                            $219,723         $442,577
                                            ========         ========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                         THREE MONTHS    TWELVE MONTHS    THREE MONTHS    TWELVE MONTHS
                                             ENDED           ENDED           ENDED            ENDED
                                           AUGUST 31,      AUGUST 31,      AUGUST 31,       AUGUST 31,
                                             2000             2000            2001             2001
                                         ------------    -------------     -----------    -------------
                                          (UNAUDITED)                      (UNAUDITED)

SALES                                       $23,117         $71,639          $ 35,420        $146,013

COST OF SALES                                 7,756          24,712            14,433          54,946
                                            -------         -------          --------        --------

GROSS MARGIN                                 15,361          46,927            20,987          91,067
                                            -------         -------          --------        --------
OPERATING EXPENSES
Selling and administrative                    7,817          24,304            12,077          46,236
Net research and development                  1,916           6,402             3,854          13,601
Amortization of property, plant and
      equipment                                 470           1,451             1,296           3,559
Amortization of intangible assets                14              47             4,003           9,876
Non-recurring expenses                            -               -             3,288           3,288
                                            -------         -------          --------        --------

TOTAL OPERATING EXPENSES                     10,217          32,204            24,518          76,560
                                            -------         -------          --------        --------

EARNINGS (LOSS) FROM OPERATIONS               5,144          14,723            (3,531)         14,507

Interest income,  net                         1,625           1,480               727           6,098
Foreign exchange gain (loss)                 (1,073)           (684)              309           3,327
                                            -------         -------          --------        --------

EARNINGS (LOSS) BEFORE INCOME TAXES AND
      AMORTIZATION OF GOODWILL                5,696          15,519            (2,495)         23,932
                                            -------         -------          --------        --------

INCOME TAXES
Current                                       2,247           5,331              (912)          9,929
Future                                         (141)            (33)               90          (1,779)
                                            -------         -------          --------        --------

                                              2,106           5,298              (822)          8,150
                                            -------         -------          --------        --------
EARNINGS (LOSS) BEFORE AMORTIZATION OF
     GOODWILL                                 3,590          10,221            (1,673)         15,782

AMORTIZATION OF GOODWILL                        126             297            12,520          31,076
                                            -------         -------          --------        --------

NET EARNINGS (LOSS) FOR THE PERIOD          $ 3,464         $ 9,924          $(14,193)       $(15,294)
                                            =======         =======          ========        ========
BASIC AND DILUTED EARNINGS (LOSS)
     PER SHARE
     Earnings (loss) before amortization
           of goodwill                      $  0.08         $  0.26          $ (0.03)        $   0.30

      Net earnings (loss)                   $  0.08         $  0.25          $ (0.25)        $  (0.29)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                    44,220          39,951            56,946          53,014

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                    44,500          40,086            56,946          53,014

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                       (DEFICIT) AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)



RETAINED EARNINGS (DEFICIT)

                                          TWELVE MONTHS ENDED AUGUST 31,
                                          ------------------------------
                                            2000                  2001
                                          --------              --------
BALANCE - BEGINNING OF PERIOD              $14,592             $  6,980

ADD
Net earnings (loss) for the period           9,924              (15,294)
                                          --------              -------

                                            24,516               (8,314)
                                          --------              -------

DEDUCT
Dividends
      Class A shares                        17,216                    -
      Class F shares                           320                    -
                                          --------              -------

                                            17,536                    -
                                          --------              -------

BALANCE - END OF PERIOD                    $ 6,980              $(8,314)
                                          ========              =======



CONTRIBUTED SURPLUS

                                          TWELVE MONTHS ENDED AUGUST 31,
                                          ------------------------------
                                            2000                  2001
                                          --------              --------
BALANCE - BEGINNING OF PERIOD              $      -              $     -

ADD
Premium on resale of share capital                -                1,457
                                           --------               ------

BALANCE - END OF PERIOD                    $      -               $1,457
                                           ========               ======


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                           THREE MONTHS     TWELVE MONTHS       THREE MONTHS       TWELVE MONTHS
                                                              ENDED             ENDED              ENDED               ENDED
                                                             AUGUST 31,       AUGUST 31,         AUGUST 31,          AUGUST 31,
                                                               2000              2000               2001                2001
                                                           ------------     -------------        -----------       -------------
                                                            (UNAUDITED)                          (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period                           $   3,464         $   9,924         $ (14,193)         $ (15,294)
Add (deduct) items not affecting cash and cash
      equivalents
      Amortization of discount on short-term
           investments                                            (807)             (807)             (343)              (594)
      Amortization of property, plant and equipment                470             1,451             1,296              3,559
      Amortization of intangible assets                             14                47             4,003              9,876
      Foreign exchange gains on disposal of
           short-term investments                                    -                 -              (215)            (3,437)
      Non-recurring expenses                                         -                 -             1,083              1,083
      Future income taxes                                         (140)              (33)               91             (1,779)
      Amortization of goodwill                                     126               297            12,520             31,076
Change in non-cash operating working capital items
      Accounts receivable                                       (2,640)          (10,476)            5,716                447
      Income taxes receivable                                    2,165             2,149            (3,373)            (2,291)
      Inventories                                               (3,457)          (10,732)            3,124            (20,308)
      Prepaid expenses                                            (486)             (519)              258                (67)
      Accounts payable and accrued liabilities                    (545)            3,917            (4,884)            (3,736)
      Income taxes payable                                           -                 -             1,571              4,528
      Deferred revenue                                              72               215               (14)               100
      Deferred grants                                              277               567              (227)               (57)
                                                             ---------         ---------         ---------          ---------
                                                                (1,487)           (4,000)            6,413              3,106
                                                             ---------         ---------         ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                   (6,905)             (357)           (4,223)            (2,046)
Repayment of mandatorily redeemable preferred shares                 -                 -                 -               (354)
Repayment of loan from a company under common
      control                                                   (1,349)           (1,349)                -                  -
Repayment of long-term debt                                       (748)             (812)              (44)            (3,355)
Issuance of share capital                                      209,317           209,690                 -                  -
Resale of share capital                                              -                 -                 -              1,490
Redemption of share capital                                          -                 -                 -                (33)
Share issue expenses                                           (15,932)          (16,743)             (290)              (331)
Dividends paid                                                 (17,535)          (17,587)                -                  -
                                                             ---------         ---------         ---------          ---------
                                                               166,848           172,842            (4,557)            (4,629)
                                                             ---------         ---------         ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                           (519,645)         (519,645)         (310,827)          (772,808)
Proceeds from disposal of short-term investments               358,486           359,886           315,938            866,158
Additions to property, plant and equipment and
      intangible assets                                         (4,497)           (7,180)           (2,704)           (15,911)
Business combinations                                                3            (2,108)             (756)           (68,255)
                                                             ---------         ---------         ---------          ---------
                                                              (165,653)         (169,047)            1,651              9,184
                                                             ---------         ---------         ---------          ---------

CHANGE IN CASH AND CASH EQUIVALENTS                               (292)             (205)            3,507              7,661

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND
      CASH EQUIVALENTS                                             946               511              (133)              (661)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                     75               423             4,355                729
                                                             ---------         ---------         ---------          ---------

CASH  AND CASH EQUIVALENTS- END OF PERIOD                    $     729         $     729         $   7,729          $   7,729
                                                             =========         =========         =========          =========

SUPPLEMENTARY INFORMATION
Interest paid                                                $    (138)        $    (480)        $    (101)         $    (377)
Interest received                                            $     949         $     949         $     496          $   6,046
Income taxes paid                                            $    (884)        $  (3,761)        $  (2,241)         $  (8,171)


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1     INTERIM FINANCIAL INFORMATION

      The financial information as at August 31, 2001 and for the periods ended August 31, 2000 and 2001 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature.

      These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements.


2     ADJUSTED NET EARNINGS

      Adjusted net earnings represents net earnings (loss) excluding the amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses.

      The following table summarizes the adjusted net earnings and the basic and diluted adjusted net earnings per share:


                                                  THREE MONTHS        TWELVE MONTHS        THREE MONTHS       TWELVE MONTHS
                                                      ENDED               ENDED               ENDED               ENDED
                                                   AUGUST 31,           AUGUST 31,          AUGUST 31,          AUGUST 31,
                                                      2000                 2000                2001                2001
                                                  ------------        -------------        ------------       -------------
                                                   (UNAUDITED)         (UNAUDITED)          (UNAUDITED)         (UNAUDITED)

      Adjusted net earnings                          $3,599              $10,252              $3,219              $24,463
      Basic and diluted adjusted net earnings        $ 0.08              $  0.26              $ 0.06              $  0.46


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


3     DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

      RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP


                                                  THREE MONTHS        TWELVE MONTHS        THREE MONTHS       TWELVE MONTHS
                                                      ENDED               ENDED               ENDED               ENDED
                                                   AUGUST 31,           AUGUST 31,          AUGUST 31,          AUGUST 31,
                                                      2000                 2000                2001                2001
                                                  ------------        -------------        ------------       -------------
                                                   (UNAUDITED)         (UNAUDITED)          (UNAUDITED)         (UNAUDITED)

      Net earnings (loss) for the period in
           accordance with Canadian GAAP             $ 3,464             $ 9,924             $(14,193)           $(15,294)
      Non-cash stock-based compensation costs
           related to stock option plan               (1,464)             (1,464)                (346)               (954)
      Non-cash stock-based compensation costs
           related to stock purchase plan               (101)               (538)                (127)               (477)
      Non-cash stock-based compensation costs
           related to restricted stock award
           plan                                            -                   -               (1,836)             (3,481)
      Unrealized gains (losses) on forward
           exchange contracts                             71                   -                  (15)                 97
      Future income taxes on forward exchange
           contracts                                     (27)                  -                   70                  20
      Acquired in process research and
           development                                     -                   -                1,181                   -
      Future income taxes on in process
           research and development                        -                   -                 (404)               (936)
      Amortization of goodwill                             -                   -               (3,292)             (8,453)
                                                     -------             -------             --------            --------

      Net earnings (loss) for the period
           available to common shareholders in
           accordance with U.S. GAAP                   1,943               7,922              (18,962)            (29,478)
      Other comprehensive income (loss)
           Foreign currency translation
                adjustments                            1,797               1,555                 (336)             (9,888)
           Unrealized holding gains on
                available-for-sale securities,
                net of related future income
                taxes                                     37                  37                    -                   -
           Reclassification of holding gains on
                available-for-sale securities
                included in net earnings, net
                of related future income taxes             -                 (36)                   -                 (37)
                                                     -------             -------             --------            --------

      Comprehensive income (loss)                    $ 3,777             $ 9,478             $(19,298)           $(39,403)
                                                     =======             =======             ========            ========

      Basic and diluted net earnings (loss) per
           share in accordance with U.S. GAAP        $  0.04             $  0.20             $  (0.33)           $  (0.56)



                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      SHARE CAPITAL

                                                                                               AS AT AUGUST 31,
                                                                                       -------------------------------
                                                                                          2000                  2001
                                                                                       ---------             ---------

      Share capital in accordance with Canadian GAAP                                    $198,459              $429,995
      Stock-based compensation costs related to stock purchase plan
           Current period                                                                  2,647                  (150)
           Cumulative effect of prior periods                                                 45                 2,692
      Shares issued upon business combinations                                                 -                65,584
                                                                                        --------              --------

      Share capital in accordance with U.S. GAAP                                        $201,151              $498,121
                                                                                        ========              ========


      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                               AS AT AUGUST 31,
                                                                                       -------------------------------
                                                                                          2000                  2001
                                                                                       ---------             ---------

      Deferred stock-based compensation costs in accordance with Canadian GAAP          $      -              $     -
      Stock-based compensation costs related to stock-based compensation plans
           Current period                                                                (21,396)               (8,145)
           Cumulative effect of prior periods                                                (35)              (19,429)
      Amortization for the year                                                            2,002                 4,912
      Reduction of stock-based compensation costs                                              -                14,694
                                                                                         -------               -------

      Deferred stock-based compensation costs in accordance with U.S. GAAP              $(19,429)             $ (7,968)
                                                                                        ========              ========

      OTHER CAPITAL

                                                                                               AS AT AUGUST 31,
                                                                                       -------------------------------
                                                                                          2000                  2001
                                                                                       ---------             ---------

      Other capital in accordance with Canadian GAAP                                     $     -              $      -
      Stock-based compensation costs related to stock-based compensation plans
           Current period                                                                 18,749                 8,145
           Cumulative effect of prior periods                                                  -                18,749
           Reduction of stock-based compensation costs                                         -               (14,544)
                                                                                         -------              --------

      Other capital in accordance with U.S. GAAP                                         $18,749              $ 12,350
                                                                                         =======              ========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      RETAINED EARNINGS (DEFICIT)

                                                                                               AS AT AUGUST 31,
                                                                                       -------------------------------
                                                                                          2000                  2001
                                                                                       ---------             ---------

      Retained earnings (deficit) in accordance with Canadian GAAP                     $ 6,980               $ (8,314)
      Stock-based compensation costs
           Current period                                                               (2,002)                (4,912)
           Cumulative effect of prior periods                                              (10)                (2,012)
      Unrealized gains on forward exchange contracts, net of related  future income taxes
           Current period                                                                    -                    117
      Future income taxes on acquired in process research and development
           Current period                                                                    -                   (936)
      Amortization of goodwill
           Current period                                                                    -                 (8,453)
      Change in reporting currency
           Cumulative effect of prior periods                                            1,016                  1,016
                                                                                       -------               --------

      Retained earnings (deficit) in accordance with U.S. GAAP                         $ 5,984               $(23,494)
                                                                                       =======               ========

      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)


                                                  THREE MONTHS        TWELVE MONTHS        THREE MONTHS       TWELVE MONTHS
                                                      ENDED               ENDED               ENDED               ENDED
                                                   AUGUST 31,           AUGUST 31,          AUGUST 31,          AUGUST 31,
                                                      2000                 2000                2001                2001
                                                  ------------        -------------        ------------       -------------
                                                   (UNAUDITED)                              (UNAUDITED)

      Foreign currency translation
           adjustments
           Balance - Beginning of period             $(1,258)            $(1,016)            $(9,013)            $   539
           Change during the period                    1,797               1,555                (336)             (9,888)
                                                     -------             -------             -------             -------

           Balance - End of period                       539                 539              (9,349)             (9,349)
                                                     -------             -------             -------             -------

      Unrealized holding gains on
           available-for-sale securities,
           net of future income taxes
           Balance - Beginning of period                   -                  36                   -                  37
           Unrealized gains arising during
                the period, net of related
                future income taxes                       37                  37                   -                   -
           Reclassification adjustment for
                amounts included in net
                earnings (loss), net of
                related future income taxes                -                 (36)                  -                 (37)
                                                     -------             -------             -------             -------

           Balance - End of period                        37                  37                   -                   -
                                                     -------             -------             -------             -------

      Accumulated other comprehensive income
           (loss)                                    $   576             $   576             $(9,349)            $(9,349)
                                                     =======             =======             =======             =======

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      BALANCE SHEETS

                                                         AS AT AUGUST 31, 2000                     AS AT AUGUST 31, 2001
                                                   --------------------------------          -------------------------------
                                                   AS REPORTED            U.S. GAAP          AS REPORTED           U.S. GAAP
      Goodwill
           Cost                                     $  2,549              $  2,549             $250,497            $315,547
           Accumulated amortization                     (297)                 (297)             (31,325)            (39,762)
                                                    --------              --------             --------            --------

                                                    $  2,252              $  2,252             $219,172            $275,785
                                                    ========              ========             ========            ========

      Shareholders' equity
           Share capital                            $198,459              $201,151             $429,995            $498,121
           Contributed surplus                             -                     -                1,457               1,457
           Cumulative translation
                adjustment                             1,555                     -               (8,333)                  -
           Deferred stock-based
                compensation costs                         -               (19,429)                   -              (7,968)
           Other capital                                   -                18,749                    -              12,350
           Retained earnings (deficit)                 6,980                 5,984               (8,314)            (23,494)
           Accumulated other
                comprehensive income
                (loss)                                     -                   576                    -              (9,349)
                                                    --------              --------             --------            --------

                                                    $206,994              $207,031             $414,805            $471,117
                                                    ========              ========             ========            ========

      STATEMENTS OF CASH FLOWS

      For the periods ended August 31, 2000 and 2001, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             EXFO ELECTRO-OPTICAL ENGINEERING INC.

                             By: /s/ Germain Lamonde
                                 --------------------------------------------
                                 Name: Germain Lamonde
                                 Title: President and Chief Executive Officer


Date:  October 10, 2001